UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended      DECEMBER 31, 2002
                        -----------------

                               RICHMONT MINES INC.
                              --------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On February 20, 2003 Richmont Mines Inc. issued a News Release - Richmont Mines announces net earnings of $9 million, or $0.59 per share, for 2002. This report is filed solely for the purpose of filing a copy of the press release attached hereto.






Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F XXX Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes     No XXX
    ----   ----


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                           RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                           -------------------------------------------
                                          (Registrant)

Date 03/02/20         By    JEAN-YVES LALIBERTE  (SIGNED)
    -----------          --------------------------------------------
                         Jean-Yves Laliberte, Vice President, Finance

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-------------
RICHMONT LOGO
-------------
                                                   MINES RICHMONT INC.

                                                   110, avenue Principale
                                                   Rouyn-Noranda QC
                                                   J9X 4P2, CANADA

                                                   Tel. :      (819) 797-2465
                                                   Telec.:     (819) 797-0166
                                                   www.richmont-mines.com


                                  NEWS RELEASE


                      RICHMONT MINES ANNOUNCES NET EARNINGS
                       OF $9 MILLION, OR $0.59 PER SHARE,
                                    FOR 2002


MONTREAL, February 20, 2003 - In 2002, Richmont Mines sold a record 102,690 ounces of gold, 27% more than the 81,153 ounces sold in 2001. Cash production costs for 2002 were US$162 per ounce compared with US$166 per ounce the previous year. Revenues increased to $51,995,182 from $35,043,516 in 2001. Net earnings totalled $9,085,818, or $0.59 per share, a substantial improvement over the earnings of $518,090, or $0.03 per share, reported in 2001. Cash flow from operations amounted to $16,032,057, or $1.05 per share, compared with $8,975,874, or $0.60 per share, in 2001. These improved results mainly reflect increased gold sales and a higher average selling price, which climbed from US$271 per ounce in 2001 to US$309 per ounce in 2002.

For the fourth quarter ended December 31, 2002, revenues were $13,613,270 compared with $13,517,481 for the same period in 2001. Gold sales totalled 26,157 ounces produced at a cash cost of US$188 per ounce, compared with 30,921 ounces at a cash cost of US$143 for the fourth quarter of 2001. Net earnings were $1,416,135, or $0.09 per share, compared with $2,915,886, or $0.19 per share, in the fourth quarter of 2001. This decline in net earnings is primarily attributable to higher exploration costs, which rose from $65,654 in the fourth quarter of 2001 to $1,580,630 for the corresponding period of 2002. Cash flow from operations for the fourth quarter stood at $3,249,268, or $0.21 per share, compared with $4,069,232, or $0.27 per share, in 2001.

In 2002, gold sales from the Beaufor Mine, in Quebec, totalled 54,374 ounces produced at a cash cost of US$163 per ounce. As for the Hammerdown Mine in Newfoundland, its gold sales totalled 48,316 ounces produced at a cash cost of US$159 per ounce, compared with sales of 32,533 ounces at a cost of US$115 per ounce in 2001. The 20% decline in grades in 2002 accounts for this increase in production costs.


EXPLORATION

Exploration activities at the Beaufor Mine effectively replaced the gold produced in 2002. The new reserves are located primarily in the lateral extensions of Zones B and C. As at December 31, 2002, the proven and probable reserves of the Beaufor Mine stood at 1.1 million tons grading 0.22 ounces of gold per ton, for a total of 246,000 ounces. In addition to these reserves, the mine has resources of 805,000 tons grading 0.21 ounces of gold per ton, or 171,000 ounces. In 2003, Richmont Mines intends to extend three drifts to drill Zone B from east to west and Zone C westward and downward.

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As announced last November, the exploration work carried out in 2002 indicated
that the reserves of the Hammerdown Mine have declined by 36%. This decrease is attributable to a lack of continuity in the peripheral zone and at lower depths. As at December 31, 2002, the proven and probable reserves of the Hammerdown Mine were estimated to be 159,000 tons grading 0.44 ounces of gold per ton, or 70,000 ounces. Resources stood at 104,000 tons grading 0.39 ounces of gold per ton, or 40,500 ounces.

In an effort to extend the operating life of the mine, which is slated to close in 2004, an exploration program of approximately $500,000 will be conducted in 2003. The Company will also invest an additional $300,000 to carry out further exploration near the Nugget Pond Mine, which produced 160,000 ounces of gold between 1997 and 2001.

At the Francoeur Mine, the $2.4 million exploration program conducted in 2002 led to a significant increase in resources, which are currently estimated to be 907,000 tons grading 0.26 ounces per ton, or 233,000 ounces of gold. In 2001, the resources of the mine stood at 370,000 tons grading 0.24 ounces per ton, or 87,000 ounces of gold. To access these newly identified resources, located primarily in the West Zone, the underground infrastructures of the mine will have to be expanded. Currently, definition drilling continues in the West Zone, as does the feasibility study evaluating the resumption of production at the Francoeur Mine.

ACQUISITIONS

During the fourth quarter, Richmont Mines acquired a 100% interest in the Sewell and Cripple Creek properties. These properties are located near Timmins, Ontario, a mining camp that has produced over 60 million ounces of gold.

The Sewell property contains high grades of gold. The two best intersections, identified by exploration in 1987 and 1995, are 0.56 ounces of gold per ton over 8 feet and 0.28 ounces of gold per ton over 7 feet. The zone is open at depth starting 250 feet from surface.

The Cripple Creek property comprises three ore zones, which are also open at depth. The two best intersections dating back to the 1980s are 0.19 ounces of gold per ton over 15 feet and 0.15 ounces of gold per ton over 18 feet. An exploration program for these properties will be prepared in 2003.

OUTLOOK

Richmont Mines is determined to increase its mining reserves through intensive exploration on its current properties and through new acquisitions. As at December 31, 2002, the Company had working capital of $29.8 million and an unused line of credit of $5 million to finance its future projects. Richmont Mines is thus in an excellent position to develop its existing properties and to make strategic acquisitions.



Louis Dionne
President

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

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

FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------------
                                                         THREE-MONTH PERIOD                        YEAR ENDED
                                                          ENDED DECEMBER 31                        DECEMBER 31
                                                 -------------------------------------------------------------------
                                          (CAN$)             2002            2001             2002             2001
--------------------------------------------------------------------------------------------------------------------
Revenues                                               13,613,270      13,517,481       51,995,182       35,043,516
Net earnings                                            1,416,135       2,915,886        9,085,818          518,090
Cash flow from operations before net
   change in non-cash working capital                   3,249,268       4,069,232       16,032,057        8,975,874
Average selling price of gold per ounce                    US$313          US$278           US$309           US$271
Weighted average shares outstanding                    15,608,061      15,051,200       15,339,497       15,051,644
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                          (CAN$)                DECEMBER 31, 2002                 December 31, 2001
--------------------------------------------------------------------------------------------------------------------
Working capital                                                   29,775,077                         14,286,625
--------------------------------------------------------------------------------------------------------------------

PRODUCTION AND SALES DATA
--------------------------------------------------------------------------------------------------------------------
                                                                THREE-MONTH PERIOD ENDED DECEMBER 31
                                                 -------------------------------------------------------------------
                                                   YEAR      GOLD PRODUCTION         GOLD SALES            CASH COST
                                                                    (OUNCES)           (OUNCES)     (PER OUNCE SOLD)
--------------------------------------------------------------------------------------------------------------------
Hammerdown                                        2002                 9,061             12,054              US$181
                                                  2001                19,359             18,268              US$116
--------------------------------------------------------------------------------------------------------------------
Beaufor                                           2002                10,428             14,103              US$195
                                                  2001                     -                  -                   -
--------------------------------------------------------------------------------------------------------------------
Other mines                                       2002                     -                  -                   -
                                                  2001                11,847             12,653              US$182
--------------------------------------------------------------------------------------------------------------------
TOTAL                                             2002                19,489             26,157              US$188
                                                  2001                31,206             30,921              US$143
--------------------------------------------------------------------------------------------------------------------

                                                 -------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31
                                                 -------------------------------------------------------------------
                                                             GOLD PRODUCTION         GOLD SALES            CASH COST
                                                  ANNEE             (OUNCES)           (OUNCES)     (PER OUNCE SOLD)
--------------------------------------------------------------------------------------------------------------------
Hammerdown                                        2002                47,470             48,316              US$159
                                                  2001                34,210             32,533              US$115
--------------------------------------------------------------------------------------------------------------------
Beaufor                                           2002                56,065             54,374              US$163
                                                  2001                     -                  -                   -
--------------------------------------------------------------------------------------------------------------------
Other mines                                       2002                     -                  -                   -
                                                  2001                39,134             48,620              US$200
--------------------------------------------------------------------------------------------------------------------
TOTAL                                             2002               103,535            102,690              US$162
                                                  2001                73,344             81,153              US$166
--------------------------------------------------------------------------------------------------------------------
                                                                         2001 average exchange rate: US$1 = CAN$1.55
                                                                         2002 average exchange rate: US$1 = CAN$1.57



For more information, contact:
Martin Rivard                                 Telephone:       (819) 797-2465
Executive Vice President                      Fax:             (819) 797-0166

Trading symbol: RIC                           Listings:        Toronto - Amex
Website: www.richmont-mines.com

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